Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

Commission File No. 000-16276

James E. Rohr, Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc. (“PNC”), gave a presentation to investors on September 11, 2007 at the Lehman Brothers Financial Services Conference. This presentation was accompanied by a series of electronic slides that included information pertaining to the financial results and business strategies of PNC. The following slides and related material were posted on PNC’s website on Tuesday, September 11, 2007:

The PNC Financial Services Group, Inc. Lehman Brothers 2007 Financial Services Conference New York September 11, 2007

This presentation contains forward-looking statements regarding our outlook or expectations relating to PNC’s future business, operations, financial condition, financial performance and asset quality. Forward-looking statements are necessarily subject to numerous assumptions, risks and uncertainties, which change over time.
The forward-looking statements in this presentation are qualified by the factors affecting forward-looking statements identified in the more detailed
Cautionary Statement included in the Appendix, which is included in the presentation handouts and in the version of the presentation materials posted on our corporate website at www.pnc.com/investorevents. We provide greater detail regarding these factors in our 2006 Form 10-K, including in the Risk Factors and Risk Management sections, and in our first and second quarter 2007 Form 10-Qs and other SEC reports (accessible on the
SEC’s website at www.sec.gov and on or through our corporate website).
Future events or circumstances may change our outlook or expectations and may also affect the nature of the assumptions, risks and uncertainties to which our forward-looking statements are subject. The forward-looking statements in this presentation speak only as of the date of this presentation.
We do not assume any duty and do not undertake to update those statements.
In this presentation, we will sometimes refer to adjusted results to help illustrate (1) the impact of BlackRock deconsolidation near the end of third quarter 2006 and the application of the equity method of accounting for our equity investment in BlackRock and (2) the impact of certain specified items, including 2006 BlackRock/MLIM transaction gain, 2006 cost of securities and mortgage portfolio repositionings, 2006 and 2007
BlackRock/MLIM transaction and Mercantile Bankshares acquisition integration costs, and 2006 and 2007 gains/losses related to our BlackRock
LTIP shares obligation. We have provided these adjusted amounts and reconciliations so that investors, analysts, regulators and others will be better able to evaluate the impact of these items on our results for the periods presented, in addition to providing a basis of comparability for the impact of the BlackRock deconsolidation given the magnitude of the impact of deconsolidation on various components of our income statement. We believe that information as adjusted for the impact of the specified items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities on those operations. While we have not provided other adjustments for the periods discussed, this is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown. In certain discussions, we also provide revenue information on a taxable-
equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. We believe this adjustment may be useful when comparing yields and margins for all earning assets.
This presentation may also include a discussion of other non-GAAP financial measures, which, to the extent not so qualified therein or in the
Appendix, is qualified by GAAP reconciliation information available on our corporate website at www.pnc.com under “About PNC – Investor
Relations.”
Cautionary Statement Regarding Forward-Looking
Information and Adjusted Information

Industry Concerns Mortgage and home equity loans Leveraged lending and bridge commitments Yield curve

A history of execution and strong performance Clear strategies for growth A strong risk management culture PNC is differentiated by …

Building an Enduring Company with a Solid Foundation
A History of Execution
A diversified business mix
An industry-leading technology platform
Expanded distribution capabilities
Expansion into higher growth markets
A disciplined economic capital allocation process
A strong risk management process
Deepened customer relationships
A continuous improvement culture
Improved customer experience
Enhanced PNC brand
1990s 2000s Beyond
+
+
+
+
+
+
+
+
+

Strong Performance in a Tough
Environment
Diluted
EPS
Net
Income
($millions)
Assets
(ending
$billions)
Strong first half with solid revenue growth and
momentum
Primary businesses met or exceeded
expectations
Created positive operating leverage versus
first half 2006¹
Maintained excellent asset quality
Total Shareholder Return²:
Year-to-date 2
nd
Three-year 1
st
Five-year 2
nd
(1) GAAP basis and adjusted basis operating leverage are set forth in the Appendix.
(2) As of September 7, 2007.  Ranking versus super-regional banks identified in the
Appendix.  Source:  SNL DataSource.
Peer Rank
1H06 1H07
1H06 1H07
1H06 1H07
$2.47
$2.67
$735
$882
$95
$126
Highlights

Our Diversified Business Mix
Business Leadership
First Half 2007 Business Earnings Contribution*
Retail Banking
- A leading community bank in PNC major markets
- One of the nation’s largest bank wealth
management firms
Corporate & Institutional Banking
- Top 10 Treasury Management business
-
The nation’s 4th
largest lead arranger of asset-
based loan syndications
- Harris Williams - one of the nation’s largest M&A
advisory firms for middle-market companies
BlackRock
- A global asset management company with over
$1.2 trillion in assets under management
PFPC
- Among the largest providers of mutual fund
transfer agency and accounting and
administration services in the U.S.
Winning in
the
Payments
Space
A Premier
Middle-
market
Franchise
A Leading
Global
Servicing
Platform
World Class
Asset
Manager
$ millions
$254
$428
$110
$63
*Business earnings reconciled to GAAP net income of $882 million in the Appendix.  BlackRock segment earnings are adjusted to exclude our pretax share of BlackRock/MLIM integration costs totaling $3 million.
Contribution
50%
30%
13%
7%

A history of execution and strong performance Clear strategies for growth A strong risk management culture PNC is differentiated by …

Focus on fee-based drivers Maintain and grow our deposit advantage Create positive operating leverage Capture new market opportunities Enhance brand awareness Strategies for Growth

0%
10%
20%
30%
40%
50%
60%
70%
USB KEY FITB WB WFC STI BBT NCC RF CMA
Differentiated Fee-Based Businesses
Source: SNL DataSource, PNC as reported
For the six months ended June 30, 2007
PFPC &
BLK
Noninterest Income to Total Revenue
PNC

Consumer DDA HHs
using online banking
Executing on Growth Drivers
$0
$100
$200
$300
$400
$500
Retail
C&I
Key Drivers: Key Drivers:
Payments Business
Wealth Management
Small Business
Brokerage
Key Drivers: Key Drivers:
Fee based Businesses
Deposit Franchise
Disciplined Lending
(1) 1H07 vs. 1H06, business segment earnings reconciled to GAAP earnings in the Appendix, (2) Not including Mercantile, (3) Represents consolidated PNC amounts
1H06
1H07
Treasury Management
Midland Loan Services
Capital Markets
1H06
1H07
2
Consumer DDA HHs
using online bill pay
51%
Earnings
Growth
+14%
1
Earnings
Growth
+17%
1
3
Focus on Deepening Relationships
Major Product Revenue
55%
17%
29%
1H06
1H07
2

$0
$100
$200
$300
$400
$500
$0
$300
$600
$900
$1,200
$1,500
Executing on Growth Drivers
PFPC
BlackRock
Key Drivers: Key Drivers:
Productivity
Improvement
High Margin, High
Growth Products
Key Drivers: Key Drivers:
Expanded Distribution
Broadened Product Set
Strengthened Platform
6/30/06 06/30/07
Assets Under Management
$464M
$1.23B
(1) 1H07 vs. 1H06, business segment earnings reconciled to GAAP earnings in the Appendix, (2) Reflects BlackRock entity AUM.  Not included in PNC AUM following deconsolidation of BlackRock in September 2006.
Emerging Product Revenue
Core Product Revenue
1H04 1H07
Earnings
Growth
+19%
1
Earnings
Growth
+16%
1
21%
29%
71%
79%
Emerging
product
revenue
3-yr CAGR
19%
2
Focus on High Growth Products
Focus on Gathering Assets
at period end

Interest-bearing deposits 24% 12%
Noninterest-bearing deposits 28% 3%
Total deposits 25% 10%
2Q07 vs. 2Q06
Executing on Our Strategy to Gather
Low Cost Deposits
Source: SNL DataSource, PNC as reported. Peers reflects average of the super-regional banks identified in the Appendix other than PNC
24%
38%
21%
17%
Consumer
Corporate Banking,
Treasury Management
and Other
Midland
Small
Business
PNC Has Been Focused on Growing
Noninterest-Bearing Deposits…
Average Balances
PNC Peers
Contribution to Average
Noninterest-Bearing Deposits
As of 6/30/07
Through Multiple Channels

USB        2.23%
WFC 2.44
PNC 2.72
CMA 2.73
RF 2.83
FITB 2.93
KEY 2.96
STI 3.06
BBT 3.12
WB 3.12
NCC 3.23
CMA        21%
WFC 21
PNC 18
KEY 17
RF 16
FITB 15
USB 15
STI 14
NCC 14
BBT 12
WB 10
Differentiated Deposit Mix
Average Noninterest-Bearing
Deposits to Average Earning Assets
For the three months ended June 30, 2007.  Source: SNL DataSource, PNC as reported
2Q07
Interest Cost of Average Total Deposits
2Q07
Providing a Funding Advantage… With Low Cost Deposits

$0
$1
$2
$3
$4
$5
$6
$7
2004 2005 2006
Revenue
9%
Creating Positive Operating Leverage
Growing Revenues Faster Than Expenses
$ billions
Compound Annual
Growth Rate
(2004 – 2006)
Adjusted Revenue
(Taxable-equivalent) - $5.6 billion, $6.4 billion, $8.6 billion as reported for 2004, 2005, 2006, respectively
Adjusted Noninterest Expense -
$3.7 billion, $4.3 billion, $4.4 billion as reported for 2004, 2005, 2006, respectively
Adjusted Net Income -
$1.2 billion, $1.3 billion, $2.6 billion as reported for 2004, 2005, 2006, respectively
Net Income
12%
$1.2
$1.3
$1.5
Expense
7%
Revenue                +15%
Expense                  +12%
Net Income            +17%
Trend Continues*
*As reported: revenue (6%), expense (14%), net income 20%.  Adjusted numbers and taxable-equivalent revenue are reconciled to GAAP in the Appendix.
Six months ended June 30, as adjusted
2007 vs 2006

Executing on Our Acquisition Strategy
76% of PNC Pro Forma Branches Located Between the Hudson and Potomac Rivers
PNC Branches prior to 2004
Sterling Financial Corp. Pending
Yardville National Bancorp Pending
Mercantile Bankshares Corp. 3/2/07
Riggs National Corp. 5/13/05
United National Bancorp 1/1/04
New York
New York
Delaware
Delaware
Virginia
Virginia
New Jersey
New Jersey
Pennsylvania
Pennsylvania
Maryland
Maryland
Kentucky
Kentucky
Indiana
Indiana
Ohio
Ohio
West West
Virginia Virginia

PNC
United Trust
Riggs
Mercantile
Yardville*
Sterling*
PNC

PNC
United Trust
Riggs
Mercantile
Yardville*
Sterling*
PNC

$60,949
$56,250
$69,270
$54,620
$73,965
$69,363
$66,273
Improving Our Demographics
3.7%
6.0%
2.0%
3.4%
8.4%
10.0%
3.9%
2003 Proforma
Median Household Income Projected 5-Year Population Growth
Acquisitions
2003 Proforma
Acquisitions
Amounts based on data at time of acquisition announcement. United Trust data reflects demographics of footprint counties weighted by households. Mercantile, Yardville and Sterling data reflect demographics of footprint counties of that company, or by MSA in the case of
Riggs, weighted by deposits. PNC 2003 and PNC Proforma amounts reflect demographics, weighted by deposits, of PNC’s 68 county footprint and 105 county footprint, respectively, including the impact of PNC’s ongoing branch optimization process. PNC and Mercantile headquarter offices excluded for purposes of deposit weighting. Source: SNL DataSource. *Pending.

PNC (2)
United National
Riggs National
Mercantile
Yardville
Sterling

PNC

(1) United, Riggs, and Mercantile based on the most recent reporting quarter prior to closing.  Yardville and Sterling based on most recent reporting quarter, and in the case of Sterling, excludes its Equipment Finance, LLC unit and rental income on operating leases. Source:  SNL
DataSource and Company 10-Q.
Bringing the Power of PNC to New Clients
Expanding Distribution of Fee-based Products
51%
24%
40%
29%
9%
27%
Noninterest income to total revenue¹
Wealth Management
Brokerage
Credit Card
Payment Services
Treasury
Management
Small Business
M&A Advisory
Services
Capital Markets
Opportunities
(2) For the six months ended June 30, 2007, not including PFPC and BlackRock.  Reconciled to noninterest income to total revenue on a
GAAP basis of 59% in the Appendix.

16% CAGR

+42% Fee Growth
millions

+280 Basis Points

$0
$4
$8
$12
$16
$20
1Q06 2Q07
Asset Management Service Charges
Brokerage Corporate Services
Consumer and Other
Execution in the Greater Washington
Area (“GWA”)
40.5%
43.3%
0
25,000
50,000
75,000
100,000
125,000
GWA business checking relationships
GWA consumer checking relationships
Deepening Relationships and Growing Noninterest Income*
(2) For the three months ended March 31, 2006 compared to the six months ended June 30, 2007
GWA noninterest income
to total revenue
PNC - GWA Retail Relationships
(1) Riggs transaction completed May 2005
PNC GWA Region
2
*Does not include Mercantile
June 30
2005¹
June 30
2007
PNC - GWA Fee Growth
+19%
+42%
+16%
+114%
+7%

What bank is poised to deliver value all along the East Coast?
PNC
We'll give you three hints.

J.D. POWER
PNC BANK

MERCANTILE
PNC
LEADING THE WAY

ATM FEES

PNC Bank
Platinum
4000 0000 0000 0000
JOHN Q. SAMPLE
VISA

Leading the Way...
Führen der Weg
Шествование
引導方式
Mener la Façon
Dirigir o Meio
Ir adelante

PNC BANK
PNC Bank Online Bill Pay
Runtime 4:12
"Paying Bills the Easy Way"

Key Initiatives
Redesigned and
simplified checking
product
Launched regional credit
card product
Redesigned PNC.com
Leveraging existing
relationships with
affluent clients
Partnering with the
Gallup Organization to
improve the customer
experience
Highest in
Customer
Satisfaction with
Small Business
Banking¹
(1) J.D. Power and Associates 2006 Small Business Banking Satisfaction Study. (2) Customer Experience Benchmarks and Best Practices, Winning customers
Online, Change Sciences Research, March 2007
PNC.com personal banking website
ranked in the top 10 for leading banks²
Investing in Our Brand to Drive Growth

A history of execution and strong performance Clear strategies for growth A strong risk management culture PNC is differentiated by…

New Credit Risk
Rating System
Improved Credit
Training
PNC’s Credit Culture Evolution
Adherence to
“Target Zone” of
Losses
Organizational
Independence
Early Workout
Intervention
Credit Culture Evolution
(2000 – Present)
Focus on Getting Paid
Per Unit of Risk
Help
Talk
Listen
Teamwork
“Focus on the Front Door”
Proactive Process Driven by Returns
Not overly concentrated
in any area
More granularity
Limited exposure to
leveraged lending
Strong origination and
distribution capabilities
Manage
the Back Door

High Quality Consumer Loan Portfolio
Auto
7%
Residential
Mortgage
34%
Composition of Consumer Loan and Residential Mortgage Portfolio
As of June 30, 2007
Home Equity Portfolio
Credit Statistics¹
First lien positions 42%
In-footprint exposure 92%
Weighted average:
Loan to value 70%
FICO scores 727
Net charge-offs 0.18%
90 days past due 0.26%
(1) Not including Mercantile
Other
7%
Home
Equity
52%
Residential Portfolio
Credit Statistics¹
Weighted average:
Loan to value 67%
FICO scores 746
Net charge-offs 0.02%
90 days past due 0.80%
(1) Not including Mercantile

Home Equity Credit Trends
% of outstandings
Delinquency Ratio  90+ Days Net Charge-Offs
PNC1
RMA
Source:  The Risk Management Association (“RMA”) Consumer Loan Studies, Home Equity
% of average
outstandings
PNC1
RMA
(1) Not including Mercantile
2005 2004
2006
1H07 2005
2004
2006 1H07
0.1%
0.2%
0.3%
0.4%
0.5%
0.6%
0.1%
0.2%
0.3%
0.4%

0.2%
0.5%
0.7%
1.0%
1.2%
1.5%
2Q02 2Q03 2Q04 2Q05 2Q06 2Q07
Disciplined Approach Leads to Excellent
Asset Quality
Asset Quality Compared to Peers
Net Charge-offs to Average Loans
PNC
Peer Group
Source: SNL DataSource, PNC as reported
PNC 2005 net charge-off ratio excludes $53 million loan recovery.  The ratio was 0.06% including the recovery.
Peer group reflects average of super-regional banks identified in the Appendix other than PNC
Nonperforming Assets to Loans, Loans
Held for Sale and Foreclosed Assets
PNC
Peer Group
*
*
0.10%
0.20%
0.30%
0.40%
0.50%
0.60%
0.70%
0.80%
2002 2003 2004 2005 2006 1H07

Well Positioned Based on Lehman
Research
Loans to deposits
Fee income to revenue
Demand deposits as % of total
deposits
One-year Gap rank
Linked quarter change in deposits
to average earning assets
MBS & mortgage loans as % of
average earning assets
EPS impact of gradual +100bps
parallel shift
Source:  Large-/Mid-Cap Banks 1Q07 10-Q Review, Lehman Brothers, Global Equity Research, May 23, 2007 [Data as of 1Q07]
Peer Group Ranking
Lehman Brothers Criteria
1 STI
2 PNC
3 FITB
4 RF
5 NCC
6 WB
7 KEY
8 USB
9 BBT
10 WFC
11 CMA

Summary A demonstrated history of execution and strong performance Clear strategies to maintain growth Sound risk management processes Well Positioned to Create Value

We make statements in this presentation, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made.
We do not assume any duty and do not undertake to update our forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.
Our forward-looking statements are subject to the following principal risks and uncertainties. We provide greater detail regarding some of these factors in our Form 10-K for the year ended December 31, 2006, including in the Risk Factors and Risk Management sections of that report, and in our first and second quarter 2007 Form 10-Qs and other SEC reports. Our forward-looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in this presentation or in our filings with the SEC, accessible on the SEC’s website at www.sec.gov and on or through our corporatewebsite at www.pnc.com under “About PNC – Investor Relations – Financial Information.”
• Our business and operating results are affected by business and economic conditions generally or specifically in the principal markets in which we do business. We are also affected by changes in our customers’ and counterparties’ financial performance, as well as changes in customer preferences and behavior, including as a result of changing business and economic conditions.
• The value of our assets and liabilities, as well as our overall financial performance, is also affected by changes in interest rates or in valuations in the debt and equity markets.
Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates, can affect our activities and financial results.
• Our operating results are affected by our liability to provide shares of BlackRock common stock to help fund BlackRock long-term incentive plan (“LTIP”) programs, as our LTIP liability is adjusted quarterly (“marked-to-market”) based on changes in BlackRock’s common stock price and the number of remaining committed shares, and we recognize gain or loss on such shares at such times as shares are transferred for payouts under the LTIP programs.
• Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.
• Our ability to implement our business initiatives and strategies could affect our financial performance over the next several years.
• Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity and funding.
These legal and regulatory developments could include: (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, education lending, and the protection of confidential customer information; and (e) changes in accounting policies and principles.
• Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance and capital management techniques.
• Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.
Cautionary Statement Regarding
Forward-Looking Information

• The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can impact our business and operating results.
• Our business and operating results can also be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and financial and capital markets generally or on us or on our customers, suppliers or other counterparties specifically.
• Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our equity interest in BlackRock,
Inc. are discussed in more detail in BlackRock’s 2006 Form 10-K, including in the Risk Factors section, and in BlackRock’s other filings with the SEC, accessible on the SEC’s website and on or through BlackRock’s website at
www.blackrock.com.
We grow our business from time to time by acquiring other financial services companies, including the pending Sterling Financial Corporation (“Sterling”) and Yardville National Bancorp
(“Yardville”) acquisitions. Acquisitions in general present us with risks other than those presented by the nature of the business acquired. In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected. In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas. As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs arising as a result of those issues. Post-closing acquisition risk continues to apply to Mercantile Bankshares Corporation as we complete the integration.
Any annualized, proforma, estimated, third party or consensus numbers in this presentation are used for illustrative or comparative purposes only and may not reflect actual results. Any consensus earnings estimates are calculated based on the earnings projections made by analysts who cover that company. The analysts’ opinions, estimates or forecasts (and therefore the consensus earnings estimates) are theirs alone, are not those of PNC or its management, and may not reflect PNC’s, Yardville’s, Sterling’s or other company’s actual or anticipated results.
Cautionary Statement Regarding
Forward-Looking Information (continued)

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States
Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY
STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION
WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial
Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder
Relations at (877) 248-6420.
The directors, executive officers, and certain other members of management and employees of Sterling
Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of
Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Additional Information About The PNC/Sterling
Financial Corporation Transaction

The PNC Financial Services Group, Inc. (“PNC”) and Yardville National Bancorp (“Yardville”) have filed with the United States Securities and Exchange Commission (the “SEC”) a proxy statement/prospectus and other relevant documents concerning the proposed transaction. WE URGE INVESTORS TO READ THE
PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION
WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS
BECAUSE THEY CONTAIN IMPORTANT INFORMATION.
Investors may obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800)
843-2206. Documents filed with the SEC by Yardville will be available free of charge from Yardville by contacting Howard N. Hall, Assistant Treasurer's Office, 2465 Kuser Road, Hamilton, NJ 08690 or by
calling (609) 631-6223.
The directors, executive officers, and certain other members of management and employees of Yardville are participants in the solicitation of proxies in favor of the merger from the shareholders of Yardville.
Information about the directors and executive officers of Yardville is set forth in its Annual Report on Form
10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants is included in the proxy statement/prospectus and the other relevant documents filed with the SEC.
Additional Information About The
PNC/Yardville National Bancorp Transaction

Non-GAAP to GAAP
Reconcilement
Appendix
Earnings Summary
THREE MONTHS ENDED Pretax Net Diluted Pretax Net Diluted Pretax Net Diluted
In millions, except per share data Adjustments
Income EPS Impact
Adjustments
Income EPS Impact
Adjustments
Income EPS Impact
Net income, as reported $423 $1.22 $459 $1.46 $381 $1.28
Adjustments:
   BlackRock LTIP (a) $1 $(52) (33) (.11)
   Integration costs (b) 16                11            .03                13                  8                .03                $13 5                 .02
Net income, as adjusted $434 $1.25 $434 $1.38 $386 $1.30
SIX MONTHS ENDED Pretax
Net Diluted
Pretax
Net Diluted
In millions, except per share data Adjustments
Income EPS Impact
Adjustments
Income EPS Impact
Net income, as reported $882 $2.67 $735 $2.47
Adjustments:
   BlackRock LTIP (a) $(51) (33)           (.11)
   Integration costs (b) 29                19            .07                $19 8                .03
Net income, as adjusted $868 $2.63 $743 $2.50
(a) Includes the impact of the gain recognized in connection with PNC's transfer of BlackRock shares to satisfy a portion of our 2002 BlackRock LTIP shares obligation and the net mark-
to-market adjustment on our remaining BlackRock LTIP shares obligation, as applicable.
(b) Amounts for 2007 include both Mercantile acquisition and BlackRock/MLIM transaction integration costs. BlackRock/MLIM transaction integration costs recognized by PNC in 2007 were included in noninterest income as a negative component of the "Asset management" line item, which includes the impact of our equity earnings from our investment in BlackRock.
The second quarter of 2006 BlackRock/MLIM transaction integration costs were included in noninterest expense.
June 30, 2007 March 31, 2007 June 30, 2006
June 30, 2007 June 30, 2006

Non-GAAP to GAAP
Reconcilement
Appendix
Income Statement Summary – For the Six Months Ended June 30
SIX MONTHS ENDED
In millions As Reported  Adjustments
As Adjusted (a)
As Reported  Adjustments
As Adjusted (b)
Net interest income
$1,361 $1,361 $1,112 $(7) $1,105
Taxable-equivalent adjustment 14                  14                 13                  13
Net interest income, taxable-equivalent basis 1,375             1,375            1,125             (7)                1,118
Net interest income:
% Change As
Adjusted
% Change As
Reported
     Loans 526                526               472                (7)                465             13% 11%
     Deposits
849                849               653                653             30% 30%
Noninterest Income
1,966             (48)               1,918            2,415             (666)             1,749           10% (19%)
Total revenue, taxable equivalent basis 3,341             (48)               3,293            3,540             (673)             2,867           15% (6%)
Loan net interest income as a % of total revenue, TE
16.0% 16.2%
Deposit net interest income as a % of total revenue, TE
25.8% 22.8%
Noninterest income as a % of total revenue, TE 58.2% 61.0%
Provision for credit losses
62 62 66 66
Noninterest income
1,966 $(48) 1,918 2,415 (666)             1,749
Noninterest expense 1,984 (26) 1,958 2,307 (561) 1,746 12% (14%)
     Income before minority interest
        and income taxes 1,281 (22)               1,259 1,154 (112) 1,042
Minority interest in income
   of BlackRock 41 (41)
Income taxes 399 (8) 391 378 (79) 299
     Net income
$882 ($14) $868 $735 $8 $743 17% 20%
SIX MONTHS ENDED As Reported  Adjustments
As Adjusted (a)
As Reported  Adjustments
As Adjusted (b)
% Change As
Adjusted
% Change As
Reported
Noninterest expense
1,984 (26) 1,958 2,307 (561) 1,746 12% (14%)
Noninterest expense, excluding Mercantile expense of $156 million 1,828 (26)         1,802 2,307 (561) 1,746 3%
June 30, 2007 June 30, 2006
June 30, 2007 June 30, 2006
(a) Amounts adjusted to exclude the impact of the following pretax items: (1) the net mark-to-market adjustment charge totaling $1 million for the second quarter of 2007 and a net effect for the first six months of 2007 of $51 million (consisting of the gain recognized in connection with our first quarter shares transfer net of the mark-to-market adjustment charge for both quarters) on our BlackRock LTIP shares obligation, and (2) Mercantile acquisition and BlackRock/MLIM transaction integration costs totaling $16 million for the second quarter and $29 million for the first six months of 2007.
(b) Amounts adjusted as if we had recorded our investment in BlackRock on the equity method for all periods presented and to exclude PNC's portion of BlackRock/MLIM transaction integration costs of $13 million and $19 million before taxes for the second quarter and first six months of 2006, respectively.

Non-GAAP to GAAP
Reconcilement
Appendix
Business Segment Earnings and Operating Leverage
OPERATING LEVERAGE
SIX MONTHS ENDED
Dollars in millions As Reported
As Adjusted
(b)
As
Reported
As Adjusted
(c) As Reported As Adjusted
Net interest income $1,361 $1,361 $1,112 $1,105
Noninterest income
     Asset management 355 358 890 257
     Other 1,611 1,560 1,525 1,492
Total revenue
$3,327 $3,279 $3,527 $2,854 (6%) 15%
Noninterest expense $1,984 $1,958 $2,307 $1,746 (14%) 12%
Operating leverage 8% 3%
(c) See note (b) on previous slide.
June 30, 2007 June 30, 2006 Change
(b) See note (a) on previous slide.
Dollars in millions 2007
% of Segments
2006
% Change
Retail Banking $428 50% $375 14%
Corporate & Institutional Banking 254 30% 217 17%
BlackRock (a) 110 13% 95 16%
PFPC 63 7% 53 19%
     Total business segment earnings 855 740
Other (a) 27 (5)
Total consolidated net income $882 $735
Earnings (Loss)
Six Months Ending June 30
(a) For our segment reporting presentation in management's discussion and analysis, our after-tax share of
BlackRock/MLIM transaction integration costs totaling $2 million and $8 million for the six months ended June 30, 2007 and June 30, 2006 have been reclassified from BlackRock to "Other." "Other" for the first six months of 2007 also includes $26 million of pretax Mercantile acquisition integration costs.

Non-GAAP to GAAP
Reconcilement
Appendix
Average Balance Sheet and Noninterest Income
Six Months Ending June 30, 2007
Dollars in millions
Retail
Banking
Corporate &
Institutional
Banking Other
Banking and
Other BlackRock PFPC Total
Net interest income (expense) $984 $371 $15 $1,370 ($9) $1,361
Noninterest income 830             374             205             1,409          $140 417             1,966
Total Revenue $1,814 $745 $220 $2,779 $140 $408 $3,327
Noninterest income as a % of
total revenue
46% 50% 93% 51% 100% 102% 59%
Average Balance Sheet for the three months ended:
June 30, 2007 June 30, 2006
$ millions
PNC Excluding
Mercantile Mercantile (a)
PNC As
Reported PNC
% Change
Excluding
Mercantile
% Change
Including
Mercantile
Average loans, net of unearned income
Commercial $20,919 $3,733 $24,652 $20,348 3% 21%
Commercial real estate 3,456 6,057 9,513 3,071 13% 210%
Consumer 16,257 1,629 17,886 16,049 1% 11%
Residential mortgages 7,437 1,090 8,527 7,353 1% 16%
Other, including total unearned income (b) 2,969 8 2,977 3,115 (5%) (4%)
Total average loans, net of unearned income $51,038 $12,517 $63,555 $49,936 2% 27%
Average deposits
Interest-bearing $51,111 $9,293 $60,404 $48,710 5% 24%
Noninterest-bearing 14,707 3,117 17,824 13,926 6% 28%
Total average deposits $65,818 $12,410 $78,228 $62,636 5% 25%
(a) Mercantile activity is from the closing on March 2, 2007 through March 31, 2007.
(b) Includes lease financing.

Non-GAAP to GAAP
Reconcilement
Appendix
Income Statement Summary – 2004 to 2006
BlackRock
For the year ended December 31, 2006 PNC Deconsolidation and BlackRock PNC
In millions As Reported Adjustments (a) Other Adjustments Equity Method As Adjusted
Net interest income $2,245 $(10) $2,235
Provision for credit losses 124 124
Noninterest income 6,327 $(1,812) (1,087) $144 3,572
Noninterest expense 4,443 (91) (765) 3,587
Income before minority interest and income taxes 4,005 (1,721) (332) 144 2,096
Minority interest in income of BlackRock 47 18 (65)
Income taxes 1,363 (658) (130) 7 582
Net income $2,595 $(1,081) $(137) $137 $1,514
For the year ended December 31, 2005 BlackRock
PNC Deconsolidation and BlackRock PNC
In millions As Reported Other Adjustments Equity Method As Adjusted
Net interest income $2,154 $(12) $2,142
Provision for credit losses 21 21
Noninterest income 4,173 (1,214) $163 3,122
Noninterest expense 4,306 (853) 3,453
Income before minority interest and income taxes 2,000 (373) 163 1,790
Minority interest in income of BlackRock 71 (71)
Income taxes 604 (150) 11 465
Net income $1,325 $(152) $152 $1,325
(a) Includes the impact of the following items, all on a pretax basis: $2,078 million gain on BlackRock/MLIM transaction, $196 million securities portfolio rebalancing loss, $101 million of BlackRock/MLIM transaction integration costs, $48 million mortgage loan portfolio repositioning loss, and $12 million net loss related to our
BlackRock LTIP shares obligation.

Non-GAAP to GAAP
Reconcilement
Appendix
Income Statement Summary – 2004 to 2006 (continued)
For the year ended December 31, 2004 BlackRock
PNC Deconsolidation and BlackRock PNC
In millions As Reported Other Adjustments Equity Method As Adjusted
Net interest income $1,969 $(14) $1,955
Provision for credit losses 52 52
Noninterest income 3,572 (745) $101 2,928
Noninterest expense 3,712 (564) 3,148
Income before minority interest and income taxes 1,777 (195) 101 1,683
Minority interest in income of BlackRock 42 (42)
Income taxes 538 (59) 7 486
Net income $1,197 $(94) $94 $1,197
In millions 2004 2005 2006 CAGR
Adjusted net interest income $1,955 $2,142 $2,235
Adjusted noninterest income 2,928 3,122 3,572
Taxable-equivalent adjustment 20 33 25
Adjusted total revenue 4,903 5,297 5,832 9%
Adjusted noninterest expense 3,148 3,453 3,587 7%
Adjusted net income $1,197 $1,325 $1,514 12%
In millions 2004 2005 2006 CAGR
Net interest income, as reported $1,969 $2,154 $2,245
Noninterest income, as reported 3,572 4,173 6,327
Taxable-equivalent adjustment 20 33 25
Total revenue, taxable equivalent basis 5,561 6,360 8,597 24%
Noninterest expense, as reported 3,712 4,306 4,443 9%
Net income, as reported $1,197 $1,325 $2,595 47%

The PNC Financial Services Group, Inc. PNC
BB&T Corporation BBT
Comerica CMA
Fifth Third Bancorp FITB
KeyCorp KEY
National City Corporation NCC
Regions Financial RF
SunTrust Banks, Inc. STI
U.S. Bancorp USB
Wachovia Corporation WB
Wells Fargo & Company WFC
Ticker
Peer Group of
Super-Regional Banks
Appendix